Exhibit 99.2

Stillwater Employee Email

This email was sent to all Stillwater employees via email from Mick McMullen on the evening of the announcement.

Subject: Important News About Our Company

Email Copy:

Dear Colleagues,

Very early in the morning on December 9th, we announced that Stillwater Mining Company has agreed to be acquired by Sibanye – an independent mining group based in South Africa that owns and operates high-quality gold and platinum operations. Sibanye is one of the 10 largest gold producers globally and the world’s fifth largest producer of PGMs.

This announcement is a testament to the significant operational and productivity improvements that Stillwater has achieved over the past several years. In particular, Sibanye recognizes the world-class nature of our asset base, our operational excellence, our skilled team and our strong commitment to the environment and workforce safety. The entire team deserves recognition for their contributions to this effort.

We believe that selling the business to Sibanye is the best way to capitalize on our success and return value to our shareholders. It also represents an opportunity to ensure continued investment in and growth of the business over the long term. This transaction is expected to give Stillwater the scale needed for continued growth as we work together to build on the company’s strengths under the ownership of a global mining leader. Sibanye’s strong cash flow will be a significant benefit to Stillwater, helping us to bridge the gap until Blitz is operational and generating solid cash flows to further support the business.

I have been in close contact with the leaders of Sibanye and I believe that this is a great fit for Stillwater. The Sibanye team has said that they recognize they are gaining not just our unique portfolio of long-life and high-grade assets, but also our exceptional team. They have said they intend to learn from our best practices and are committed to building on the success we have achieved to date. As you know, at Stillwater, we highly value our social license, and we believe that under Sibanye’s leadership we will be able to continue that focus. In particular, we believe Sibanye shares our commitment to the safety, health and wellbeing of its workforce and will continue the safety initiatives and measures already underway at Stillwater. Sibanye has indicated that they plan to maintain Stillwater’s presence in Montana and to build relationships with you and our many important stakeholders in the local area. You will have the chance to meet with some key leaders from Sibanye on Monday, and more of their team over the coming weeks and months.

This announcement is just the first step in the process of completing the transaction and combining our two companies. The transaction is expected to take several months to close and it is important that we all continue to pursue our normal course of business and stay focused on our core values. Completion of this transaction is subject to various regulatory and shareholder approvals.

As we move forward, we will share with you what we can throughout the regulatory approval process. I will host calls for salaried employees throughout the day on Friday. You should receive an invite for this shortly. For those unable to attend and for our hourly workforce, there will also be a recording available on our Hotline at 406/322-8777. In addition, I’m pleased to announce that Sibanye leaders plan to join me in Columbus on Monday to meet with many of you and introduce their company and values.

This is an important day for Stillwater as we join a world-leader in the industry – one who recognizes the strength of our assets and our operational excellence and wants to learn from our best practices. We have a tremendous opportunity ahead, and I am optimistic that this transaction will provide significant benefits for all of us here at Stillwater, as well as for our future with Sibanye. Finally, the Board and I would like to offer my sincere thanks and congratulations to all of you. Your hard work and exceptional achievements have transformed this company and we are so proud of what we’ve accomplished together.

Sincerely,

Mick McMullen

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed transaction, Stillwater intends to file with the SEC relevant materials, including a proxy statement. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed transaction and related matters. STILLWATER SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC’s website (http://www.sec.gov), when available. Stillwater shareholders may obtain free copies of the proxy statement by contacting Stillwater’s Investor Relations department at (720) 502-7671 or via e-mail at investor-relations@stillwatermining.

PARTICIPANTS IN THE SOLICITATION

Stillwater, Sibanye and their respective directors and officers may be deemed participants in the solicitation of proxies of Stillwater’s shareholders in connection with the proposed transaction. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 22, 2016, and regarding the directors of Stillwater in Stillwater’s proxy statement filed with the SEC on March 23, 2016, for its 2016 Annual Meeting of Shareholders. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement that Stillwater intends to file with the SEC.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target,” “will,” “forecast,” “expect,” “potential,” “intend,” “estimate,” “anticipate,” “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Statements related to expected timing of the transactions (including completion), pricing expectations, levels of output, supply and demand, information related to the Blitz Project and estimations or expectations of enterprise value, EBTIDA and net asset values, are forward-looking statements. The forward-looking statements contained in this filing involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Stillwater, that could cause Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation: Sibanye’s or Stillwater’s ability to complete the proposed transaction; the inability to complete the proposed transaction due to failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the Merger Agreement; and changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium. These forward-looking statements speak only as of the date of this filing.

Stillwater does not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.